Filed by Atlantic Union Bankshares Corporation

(Commission File No.: 001-39325)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Sandy Spring Bancorp, Inc.

(Commission File No.: 000-19065)

The following materials were shared with certain employees of Atlantic Union Bankshares Corporation on October 20, 2024.

Atlantic Union Bankshares Corporation’s

Proposed Acquisition of Sandy Spring Bancorp, Inc.

Frequently Asked Questions

October 21, 2024

MERGER DETAILS:

Q.	What was announced and what does it mean for Atlantic Union Bank?
A.	On October 21, 2024, we announced Atlantic Union Bankshares Corporation and Sandy Spring Bancorp, Inc. entered into a merger agreement, under which Sandy Spring Bank will merge into Atlantic Union Bank. Following the merger, the combined organization will continue to operate under the Atlantic Union Bank name and brand, and will remain headquartered in Richmond, Virginia.

We believe the merger fits within our strategic priorities and stated growth plans. Once merged, the assets of the combined organization will be approximately $39 billion, with deposits of approximately $32 billion and loans of approximately $30 billion based on financial data as of September 30, 2024. Following the merger, we will have 184 branches across Virginia, North Carolina and Maryland.

Q.	Why Sandy Spring?
A.	Like Atlantic Union Bank, Sandy Spring has operated for more than 100+ years and is the leading statewide regional bank in Maryland. By combining, we will create the leading regional bank in the lower mid-Atlantic with Virginia as its linchpin that spans into the Southeast. We will have better scale to compete with the large national, super-regional and smaller community banks while being able to better support the communities we serve. As of September 30, 2024, Sandy Spring has 53 branches and six financial centers across Maryland, Washington D.C., and Northern Virginia.

Q.	Now that the merger has been announced, what happens next?
A.	The merger agreement contains customary closing conditions that must be satisfied before the merger can be completed, including required regulatory approvals. Between now and the merger's closing date, there will be no changes in our day-to-day business operations and the two companies will continue to operate independently.

Q.	When will the transaction close?
A.	The merger is subject to closing conditions and will require regulatory approvals and the approval of Sandy Spring stockholders and Atlantic Union shareholders. We anticipate closing the merger by the end of the third quarter 2025. At the closing of the merger, Atlantic Union Bank and Sandy Spring officially become one organization, but there will be more work to do to integrate our two businesses.

Q.	Who will lead the combined organization?
A.	John Asbury will remain CEO of the combined organization following the merger, supported by the current Atlantic Union Bank executive leadership team. In addition, Jay O’Brien, currently Sandy Spring Executive, will join Atlantic Union as the President of the Greater Washington and Maryland Region for Wholesale banking, reporting to Dave Ring. In addition, Jay will assume the role of Sandy Spring’s Integration Executive and join the Executive Leadership team.

Until the merger is closed, Sandy Spring will continue to operate independently from Atlantic Union Bank under the leadership of its President and CEO Daniel Schrider and the Sandy Spring executive team.

Q.	In the interim – until the merger is closed – is there anything we should do?
A.	Just keep delivering a great customer experience! Your manager will let you know if anything else is needed.

Q.	Should we begin sharing information with our Sandy Spring counterparts now?
A.	No. Until the merger is closed, we will continue to operate independently as two separate banks. Until then, you should not share with Sandy Spring any information about Atlantic Union Bank or its customers, teammates, systems, policies, procedures or any other matter. After the merger has closed, you may be asked by a member of management to assist with the integration. If you have any questions about whether you are allowed to share particular information, please ask your manager. Managers, please consult with a lawyer in the Legal Department or a member of the Internal Audit team on any such questions.

Q.	How will we receive updates regarding the merger?
A.	Atlantic Union Bank and Sandy Spring will be very communicative. However, the approach will be defined and managed by each bank separately. Sandy Spring employees will receive communications directly from Sandy Spring management and Atlantic Union Bank Teammates will receive communications directly from AUB management.

TEAMMATE IMPACT:

Q.	How does this impact our culture?
A.	Atlantic Union Bank’s core values will not change as a result of the merger. We will remain focused on building our culture around our three core values of Caring, Courageous and Committed. We believe the customer-centric culture of both organizations are very compatible and will blend nicely.

Q.	Will any jobs be eliminated as a result of the merger?
A.	As is customary with merger transactions, there will be redundancies in certain positions. In the coming weeks we will begin to evaluate the needs of the combined organization with the goal of delivering shareholder value, creating efficiency and delivering a best-in-class customer experience. Atlantic Union Bank Teammate impacts are expected to be relatively minimal.

Q.	Will my benefits change after the merger?
A.	Atlantic Union Bank’s benefits and programs will remain intact following the merger. In general, Sandy Spring associates who join Atlantic Union Bank will transition into our benefit programs.

CUSTOMER IMPACT

Q.	Will the combined organization operate on our systems? If so, when will that conversion occur?
A.	We expect that the combined organization will operate on Atlantic Union Bank’s systems. Following the merger, we will work to convert Sandy Spring’s systems to ours and integrate their systems and processes with ours. As with prior mergers, we will form an integration management team with representatives from Atlantic Union Bank and Sandy Spring to oversee this process. Currently, we estimate systems conversion and integration will occur in the first quarter of 2026.

Q.	How will the merger affect our customers?
A.	Since Sandy Spring will convert to Atlantic Union Bank systems, we do not expect the merger to impact Atlantic Union Bank customers negatively. Following systems conversion, Atlantic Union Bank customers will have the convenience of additional branches throughout the expanded footprint.

Q.	Will any Sandy Spring or Atlantic Union Bank branches close as a result of the merger?
A.	There is limited branch overlap. However, we continue to evaluate the branch footprint of the combined organization to identify where duplication or other efficiency concerns may require branch closures. We have made no final determinations about branch closures at this time. We do expect to open 3 branches in low to moderate income census tracts as part of our Community Impact Plan that was announced as part of the merger.

Q.	What do I say if customers ask me questions about the merger?
A.	The merger is exciting news! We now have an expanded footprint that will offer customers more convenience when they bank. Please feel free to share our press release attached to this announcement message.

Q.	Will our customers be able to use Sandy Spring branches? Will Sandy Spring customers be able to use our branches?
A.	Not right away. Until systems conversion and integration is complete, Sandy Spring branches will use different systems from Atlantic Union Bank branches. After system conversion and integration is complete, though, all customers – whether legacy customers of Atlantic Union Bank or Sandy Spring -- will be able to use any branch anywhere in the footprint of the combined organization.

Q.	Where can I go to find more information?
A.	We will continue to provide information on Branching Out as more details become available. In the meantime, please feel free to reach out to your manager if you have additional questions.

External and press calls should be directed to: Susan Rowland at 804.802.4069.

If you have a question that isn’t listed above, please contact InternalComm@atlanticunionbank.com, and we will work on getting you an answer.

Click here to view disclosures.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union Bankshares Corporation (“Atlantic Union”) and Sandy Spring Bancorp, Inc. (“Sandy Spring”), respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of Atlantic Union or Sandy Spring or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by Atlantic Union’s shareholders or Sandy Spring’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against Atlantic Union or Sandy Spring;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Atlantic Union and Sandy Spring operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of Atlantic Union’s or Sandy Spring’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of Atlantic Union or Sandy Spring; changes in Atlantic Union’s or Sandy Spring’s share price before closing;

•	risks relating to the potential dilutive effect of shares of Atlantic Union’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of Atlantic Union or Sandy Spring, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause Atlantic Union’s, Sandy Spring’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm Atlantic Union’s, Sandy Spring’s or the combined company’s results.

Although each of Atlantic Union and Sandy Spring believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of Atlantic Union or Sandy Spring will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in Atlantic Union’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by Atlantic Union with the Securities Exchange Commission (“SEC”), and in Sandy Spring’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by Sandy Spring with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on Atlantic Union, Sandy Spring or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. Atlantic Union and Sandy Spring urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by Atlantic Union and Sandy Spring. Forward-looking statements speak only as of the date they are made and Atlantic Union and/or Sandy Spring undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Atlantic Union intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of Atlantic Union capital stock to be issued in connection with the proposed transaction and that will include a joint proxy statement of Atlantic Union and Sandy Spring and a prospectus of Atlantic Union (the “Joint Proxy Statement/Prospectus”), and each of Atlantic Union and Sandy Spring may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of Atlantic Union and the stockholders of Sandy Spring to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF ATLANTIC UNION AND STOCKHOLDERS OF SANDY SPRING ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ATLANTIC UNION, SANDY SPRING AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between Atlantic Union and Sandy Spring. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about Atlantic Union and Sandy Spring, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from Atlantic Union by accessing Atlantic Union’s website at https://investors.atlanticunionbank.com or from Sandy Spring by accessing Sandy Spring’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Atlantic Union Investor Relations, Atlantic Union Bankshares Corporation, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to Sandy Spring by directing a request to Sandy Spring Investor Relations, Sandy Spring Bancorp, Inc., 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on Atlantic Union’s or Sandy Spring’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

Atlantic Union, Sandy Spring and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction. Information about the interests of the directors and executive officers of Atlantic Union and Sandy Spring and other persons who may be deemed to be participants in the solicitation of shareholders of Atlantic Union and stockholders of Sandy Spring in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of Atlantic Union and their ownership of Atlantic Union common stock is also set forth in the definitive proxy statement for Atlantic Union’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of Atlantic Union, their ownership of Atlantic Union common stock, and Atlantic Union’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Atlantic Union’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in Atlantic Union’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of Atlantic Union’s common stock by the directors and executive officers of Atlantic Union have changed from the amounts of Atlantic Union’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Sandy Spring and their ownership of Sandy Spring common stock can also be found in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by Sandy Spring with the SEC. Information about the directors and executive officers of Sandy Spring, their ownership of Sandy Spring common stock, and Sandy Spring’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in Sandy Spring’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in Sandy Spring’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of Sandy Spring common stock by the directors and executive officers of Sandy Spring have changed from the amounts of Sandy Spring common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.